FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 28, 2016

Item 1

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2016

For Six-month Period:	From April 1, 2016 through September 30, 2016

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sanker Parameswaran
Senior General Manager (Legal) & Company Secretary

Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:

Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Yoshiki Mizoguchi, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6894-4047

Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.	In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2016 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 114.39), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.83 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 1, 2016.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2017" refers to the year beginning on April 1, 2016 and ending at March 31, 2017.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1

II.	OUTLINE OF COMPANY		2

	1.	Trends in Major Business Indices, etc.	2

	2.	Nature of Business	10

	3.	State of Affiliated Companies	10

	4.	State of Employees	10

III.	STATEMENT OF BUSINESS		11

	1.	Outline of Results of Operations, etc.	11

	2.	State of Production, Orders Accepted and Sales	11

	3.	Problems to be Coped with	11

	4.	Risks in Business, etc.	11

	5.	Material Contracts Relating to Management, etc.	11

	6.	Research and Development Activities	11

	7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	11

IV.	STATEMENT OF FACILITIES		29

	1.	State of Major Facilities	29

	2.	Plan for Installation, Retirement, etc. of Facilities	29

V.	STATEMENT OF FILING COMPANY		30

	1.	State of Shares, etc.	30

		(1) Total Number of Shares, etc.	30

		(i) Total Number of Shares	30
		(ii) Issued Shares	30

		(2) State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	31

i

		(3) Total Number of Issued Shares and Capital Stock	31

		(4) Major Shareholders	32

	2.	Trends in Stock Prices	33

	3.	Statement of Directors and Officers	33

VI.	FINANCIAL CONDITION		35

	1.	Interim Financial Statements	35

	2.	Other Information	38

		(1) Legal and Regulatory Proceedings	38

		(2) Subsequent Events	42

	3.	Major Differences between United States and Japanese Accounting Principles and Practices	42

	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	45

VII.	TRENDS IN FOREIGN EXCHANGE RATES		50

VIII.	REFERENCE INFORMATION OF FILING COMPANY		51

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.		52

I.	INFORMATION ON GUARANTY COMPANY		52

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		52

III.	INFORMATION ON BUSINESS INDICES, ETC.		52

ii

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2016 for fiscal 2016.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results

(Rs. in crore/JPY in ten-million)

		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2014	March 31, 2016	March 31, 2016	March 31, 2015
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 26,969.65	JPY 49,354.46	Rs. 25,911.43	Rs. 23,917.46	Rs. 52,739.43	JPY 96,513.16	Rs. 49,091.14
	a) Interest/discount on advances/bills	19,742.67	36,129.09	19,039.77	17,266.22	38,943.15	71,265.96	35,631.08
	b) Income on investments	5,807.73	10,628.15	5,320.52	5,311.87	10,625.35	19,444.39	10,592.77
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	87.98	161.00	63.00	103.04	158.24	289.58	195.10
	d) Others	1,331.27	2,436.22	1,488.14	1,236.33	3,012.69	5,513.22	2,672.19
2.	Other income	12,548.94	22,964.56	5,997.24	5,588.20	15,323.05	28,041.18	12,176.13
3.	TOTAL INCOME (1)+(2)	39,518.59	72,319.02	31,908.67	29,505.66	68,062.48	124,554.34	61,267.27
4.	Interest expended	16,557.84	30,300.85	15,544.86	14,768.93	31,515.39	57,673.16	30,051.53
5.	Operating expenses (e)+(f)	7,109.95	13,011.21	6,167.58	5,522.10	12,683.56	23,210.91	11,495.83
	e) Employee cost	2,847.31	5,210.58	2,479.87	2,333.25	5,002.35	9,154.30	4,749.88
	f) Other operating expenses	4,262.64	7,800.63	3,687.71	3,188.85	7,681.21	14,056.61	6,745.95
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	23,667.79	43,312.06	21,712.44	20,291.03	44,198.95	80,884.08	41,547.36
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	15,850.80	29,006.96	10,196.23	9,214.63	23,863.53	43,670.26	19,719.91
8.	Provisions (other than tax) and contingencies (refer note no. 8)	9,597.21	17,562.89	1,897.55	1,575.57	8,067.81	14,764.09	3,899.99
9.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	6,253.59	11,444.07	8,298.68	7,639.06	15,795.72	28,906.17	15,819.92
10.	Exceptional items (refer note no. 6)	..	..	..	..	3,600.00	6,588.00	..
11.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	6,253.59	11,444.07	8,298.68	7,639.06	12,195.72	22,318.17	15,819.92
12.	Tax expense (g)+(h)	918.97	1,681.72	2,292.41	2,274.75	2,469.43	4,519.06	4,644.57
	g) Current period tax	2,187.70	4,003.49	2,679.17	2,246.70	5,788.61	10,593.16	4,864.14
	h) Deferred tax adjustment	(1,268.73)	(2,321.78)	(386.76)	28.05	(3,319.18)	(6,074.10)	(219.57)
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	5,334.62	9,762.35	6,006.27	5,364.31	9,726.29	17,799.11	11,175.35
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT / (LOSS) FOR THE PERIOD (13)-(14)	5,334.62	9,762.35	6,006.27	5,364.31	9,726.29	17,799.11	11,175.35
16.	Paid-up equity share capital (face value Rs. 2/- each)	1,164.01	2,130.14	1,161.75	1,157.46	1,163.17	2,128.60	1,159.66
17.	Reserves excluding revaluation reserves	91,021.77	166,569.84	85,396.93	77,712.85	85,748.24	156,919.28	79,262.26
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.12	..	0.08	0.05	0.14	..	0.06
	ii) Capital adequacy ratio (Basel III)	16.14%	..	16.15%	16.64%	16.64%	..	17.02%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	9.17	16.78	10.35	9.28	16.75	30.65	19.32
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	9.14	16.73	10.27	9.20	16.65	30.47	19.13
19.	NPA Ratio [1]
	i) Gross non-performing advances (net of write-off)	32,178.60	58,886.84	15,857.82	11,546.70	26,221.25	47,984.89	15,094.69
	ii) Net non-performing advances	16,214.86	29,673.19	6,759.29	3,942.33	12,963.08	23,722.44	6,255.53
	iii) % of gross non-performing advances (net of write-off) to gross advances	6.82%	..	3.77%	3.12%	5.82%	..	3.78%
	iv) % of net non-performing advances to net advances	3.57%	..	1.65%	1.09%	2.98%	..	1.61%
20.	Return on assets (annualized)	1.49%	..	1.90%	1.82%	1.49%	..	1.86%
21.	Public shareholding
	i) No. of shares	5,818,976,105	..	5,807,681,135	5,786,261,175	5,814,768,430	..	5,797,244,645
	ii) Percentage of shareholding	100	..	100	100	100	..	100
22.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..
	ii) Non-encumbered

a) No. of shares	..	..	..	..	..	..	..
b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..

1.	At September 30, 2016, the percentage of gross non-performing customer assets to gross customer assets was 6.12% and net non-performing customer assets to net customer assets was 3.21%. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in ten-million)

		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2014	March 31, 2016	March 31, 2016	March 31, 2015
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 21,809.53	JPY 39,911.44	Rs. 18,989.59	Rs. 15,724.53	Rs. 39,187.80	JPY 71,713.67	Rs. 32,991.18
b	Wholesale Banking (before exceptional items)	15,457.54	28,287.30	16,241.79	16,648.60	32,892.35	60,193.00	33,502.51
c	Treasury	30,330.30	55,504.45	22,527.78	21,179.46	48,749.62	89,211.80	43,931.06
d	Other Banking	954.34	1,746.44	852.59	752.10	1,817.85	3,326.67	1,581.51
	Total segment revenue	68,551.71	125,449.63	58,611.75	54,304.69	122,647.62	224,445.14	112,006.26
	Less: Inter segment revenue	29,033.12	53,130.61	26,703.08	24,799.03	54,585.14	99,890.81	50,738.99
	Income from operations	39,518.59	72,319.02	31,908.67	29,505.66	68,062.48	124,554.34	61,267.27
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	2,361.71	4,321.93	1,731.78	1,268.99	3,897.74	7,132.86	2,724.28
b.i	Wholesale Banking (before exceptional items)	(5,616.07)	(10,277.41)	3,307.15	3,271.21	2,354.57	4,308.86	6,224.07
b.ii	Less: Exceptional items (refer note no. 6)	..	..	..	..	3,600.00	6,588.00	..
b.iii	Wholesale Banking (after exceptional items)	(5,616.07)	(10,277.41)	3,307.15	3,271.21	(1,245.43)	(2,279.14)	6,224.07
c	Treasury	9,258.33	16,942.74	3,100.76	2,896.42	9,097.41	16,648.26	6,449.95
d	Other Banking	249.62	456.80	158.99	202.44	446.00	816.18	421.62
	Total segment results	6,253.59	11,444.07	8,298.68	7,639.06	12,195.72	22,318.17	15,819.92
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	6,253.59	11,444.07	8,298.68	7,639.06	12,195.72	22,318.17	15,819.92
3.	Segment assets
a	Retail Banking	191,484.27	350,416.21	152,291.87	109,721.74	172,480.55	315,639.41	129,727.55
b	Wholesale Banking	264,923.83	484,810.61	257,971.33	254,046.50	266,365.91	487,449.62	261,221.18
c	Treasury	269,931.58	493,974.79	227,890.55	232,106.20	258,052.97	472,236.94	237,933.96
d	Other Banking	17,592.21	32,193.74	13,763.83	11,806.47	16,005.62	29,290.28	12,568.76
e	Unallocated	8,007.61	14,653.93	5,138.40	3,461.84	7,790.05	14,255.79	4,677.85

	Total segment assets	751,939.50	1,376,049.29	657,055.98	611,142.75	720,695.10	1,318,872.03	646,129.30
4.	Segment liabilities
a	Retail Banking	330,407.45	604,645.63	285,145.69	253,967.85	313,393.27	573,509.68	266,162.01
b	Wholesale Banking	134,452.92	246,048.84	108,475.94	107,411.74	119,785.32	219,207.14	103,824.32
c	Treasury	180,707.70	330,695.09	165,696.01	160,321.75	186,680.55	341,625.41	185,186.34
d	Other Banking	11,355.80	20,781.11	11,172.74	10,564.22	11,100.38	20,313.70	10,527.26
e	Unallocated	..	..	..	..	..	..	..
	Total segment liabilities	656,923.87	1,202,170.68	570,490.38	532,265.56	630,959.52	1,154,655.92	565,699.94
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(138,923.18)	(254,229.42)	(132,853.82)	(144,246.11)	(140,912.72)	(257,870.28)	(136,434.46)
b	Wholesale Banking	130,470.91	238,761.77	149,495.39	146,634.76	146,580.59	268,242.48	157,396.86
c	Treasury	89,223.88	163,279.70	62,194.54	71,784.45	71,372.42	130,611.53	52,747.62
d	Other Banking	6,236.41	11,412.63	2,591.09	1,242.25	4,905.24	8,976.59	2,041.50
e	Unallocated	8,007.61	14,653.93	5,138.40	3,461.84	7,790.05	14,255.79	4,677.84
	Total capital employed	Rs. 95,015.63	JPY 173,878.60	Rs. 86,565.60	Rs. 78,877.19	Rs. 89,735.58	JPY 164,216.11	Rs. 80,429.36

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit card, third party product distribution and the associated costs.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	“Treasury” includes the entire investment and derivative portfolio of the Bank.

5.	“Other Banking” includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on November 7, 2016.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.

3.	In accordance with the Reserve Bank of India guidelines on 'Basel III Capital Regulations' read together with the Reserve Bank of India circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2016 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	Other income includes net foreign exchange gain relating to overseas operations amounting to Rs. 206.06 crore, Rs. 536.97 crore and Rs. 268.20 crore for the six months ended September 30, 2016, September 30, 2015 and September 30, 2014 respectively, Rs. 941.19 crore and Rs. 642.11 crore for the year ended March 31, 2016 and March 31, 2015 respectively.

5.	Pursuant to approval by the Board of Directors of the Bank on April 29, 2016, the Bank sold equity shares representing 12.63% shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer during the three months ended September 30, 2016 for a total consideration of Rs. 6,056.79 crore. The unconsolidated financial results and consolidated financial results include a gain (before tax and after initial public offer related expenses) of Rs. 5,682.03 crore and Rs. 5,129.88 crore respectively on this sale in the three months and six months ended September 30, 2016.

For the year ended March 31, 2016, the unconsolidated financial results and consolidated financial results include a gain (before tax) of Rs. 1,859.83 crore and Rs. 1,614.88 crore respectively on sale of shares of ICICI Prudential Life Insurance Company Limited and Rs. 1,508.54 crore and Rs. 1,234.85 crore respectively on sale of shares of ICICI Lombard General Insurance Company Limited.

6.	During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had on a prudent basis made a collective contingency and related reserve during the three months ended March 31, 2016, amounting to Rs. 3,600.00 crore towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per the Reserve Bank of India guidelines. The Bank utilized an amount of Rs. 1,544.90 crore during the six months ended September 30, 2016 from collective contingency and related reserve.

7.	In accordance with the Reserve Bank of India circular on 'Prudential norms on income recognition, asset classification and provisioning pertaining to advances – spread over of shortfall on sale of non-performing assets to securitization company /reconstruction company dated June 13, 2016, banks are permitted to spread over any shortfall on sale of non-performing assets to securitization company /reconstruction company during the year ending March 31, 2017 over a period of four quarters. The Bank recognized this deferred loss fully during the six months ended September 30, 2016 on a prudent basis. The Bank accordingly recognized a loss of Rs. 702.73 crore during the six months ended September 30, 2016.

Further, the Bank had a gain of Rs. 188.38 crore during the six months ended September 30, 2016 on sale of non-performing assets to Asset Reconstruction Companies which is set aside towards the security receipts received on such sale.

8.	During the six months ended September 30, 2016, the Bank made additional provisions/loss of Rs. 3,588.04 crore comprising the following:

i.	Additional provision of Rs. 1,677.63 crore for standard loans;

ii.	Incremental loss amounting to Rs. 395.41 crore by recognizing the entire loss on sale of non-performing assets to Asset Reconstruction Companies which is permitted to be amortized as per the Reserve Bank of India guideline (refer note no. 7); and

iii.	Floating provision of Rs. 1,515.00 crore, which has been reduced from the gross non-performing loans while computing the net non-performing assets.

9.	During the six months ended September 30, 2016, pursuant to the press release dated July 6, 2016 issued by the Ministry of Finance, the Bank has reversed the tax provision and corresponding deferred tax amounting to Rs. 462.41 crore created for the year ended March 31, 2016 on account of Income Computation and Disclosure Standards. Income Computation and Disclosure Standards are applicable from the year ending March 31, 2017, therefore the tax provision and deferred tax for the six months ended September 30, 2016 have been computed after considering its impact.

10.	The shareholders of the Bank approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the subdivision was December 5, 2014. All share and per share information in the financial results reflect the effect of subdivision for each of period presented.

11.	During the six months ended September 30, 2016, the Bank has allotted 4,207,675 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

13.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

14.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 30, 2016 for fiscal 2016.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 30, 2016 for fiscal 2016.

4.	State of Employees

At September 30, 2016, the Bank had 80,475 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 30, 2016 for fiscal 2016.

4.	Risks in Business, etc.

The demonetization of high denomination Indian currency notes could impact our business and financial performance.

In November 2016, the Indian government demonetized all Rs. 1,000 and Rs. 500 denominated currency notes and introduced a revised Rs. 500 and new Rs. 2,000 denominated currency notes. This step was taken with the aim to curb the parallel economy and eliminate the use of counterfeit notes. The extant Rs. 500 and Rs. 1,000 denominated notes accounted for approximately Rs. 15.0 trillion or approximately 86%, of the total currency in circulation. The impact of the demonetization on economic growth, credit demand, credit quality, liquidity and interest rates is uncertain. These factors, the likely lower economic growth and credit demand in the near term, the costs associated with the transition and the reduction in revenues due to accompanying measures such as reduction or waiver of transaction charges for ATM and card transactions for specified periods, may adversely impact our business and financial performance.

5.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2016 for fiscal 2016.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended on September 30, 2016.

Our profit after tax decreased by 11.2% from Rs. 60.06 billion in the six months ended September 30, 2015 to Rs. 53.35 billion in the six months ended September 30,

2016.

Net interest income increased marginally by 0.4% from Rs. 103.67 billion in the six months ended September 30, 2015 to Rs. 104.12 billion in the six months ended September 30, 2016. The net interest margin decreased by 38 basis points from 3.53% in the six months ended September 30, 2015 to 3.15% in the six months ended September 30, 2016. This was offset by a 12.3% increase in average interest-earning assets. Net interest margin decreased primarily due to higher additions to gross non-performing assets, implementation/invocation of Strategic Debt Restructuring in respect of certain borrowers as the Bank does not accrue interest on these loans, and reduction in the Base Rate by 65 basis points in three phases during the year ended March 31, 2016.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income (including lease income). The non-interest income increased from Rs. 59.97 billion in the six months ended September 30, 2015 to Rs. 125.49 billion in the six months ended September 30, 2016 primarily due to an increase in income from treasury-related activities due to a gain of Rs. 56.82 billion on sale of stake in ICICI Prudential Life Insurance Company through listing of its equity shares and higher gains on sale of government securities and other fixed income positions.

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 15.3% from Rs. 61.68 billion in the six months ended September 30, 2015 to Rs. 71.10 billion in the six months ended September 30, 2016 primarily due to an increase in employee related expenses.

Provisions and contingencies (excluding provisions for tax) increased from Rs. 18.98 billion in the six months ended September 30, 2015 to Rs. 95.97 billion in the six months ended September 30, 2016. Provision on advances included additional provision/loss of Rs. 35.88 billion comprising floating provision of Rs. 15.15 billion, additional provision of Rs. 16.78 billion for standard loans and incremental loss of Rs. 3.95 billion due to accounting for the entire loss on sale of non-performing assets to asset reconstruction companies, which is permitted to be amortized as per the Reserve Bank of India guidelines. Excluding the above additional provisions of Rs. 35.88 billion, provisions and contingencies (excluding provisions for tax) increased from Rs. 18.97 billion in the six months ended September 30, 2015 to Rs. 60.09 billion in the six months ended September 30, 2016 primarily due to higher additions to gross non-performing assets in the corporate and small and medium enterprise portfolios and higher provision on investments.

Total assets increased by 14.4% from Rs. 6,570.56 billion at September 30, 2015 to Rs. 7,519.40 billion at September 30, 2016. Total deposits increased by 16.8% from Rs. 3,846.18 billion at September 30, 2015 to Rs. 4,490.71 billion at September 30, 2016. Savings account deposits increased by 21.7% from Rs. 1,207.20 billion at September 30, 2015 to Rs. 1,468.99 billion at September 30, 2016. The current and savings account ratio as a percentage of total deposits was 45.7% at September 30, 2016 compared to 45.1% at September 30, 2015. Term deposits increased by 15.5% from Rs. 2,111.29 billion at September 30, 2015 to Rs. 2,438.15 billion at September 30, 2016. Total advances increased by 10.9% from Rs. 4,096.93 billion at September 30, 2015 to

Rs. 4,542.56 billion at September 30, 2016 primarily due to an increase in domestic advances, offset, in part, by a decrease in overseas advances. Net non-performing assets increased from Rs. 68.28 billion at September 30, 2015 to Rs. 164.83 billion at September 30, 2016 and the ratio of net non-performing assets to net customer assets increased from 1.5% at September 30, 2015 to 3.2% at September 30, 2016.

We continued to expand our branch network in India. Our branch network in India increased from 4,054 branches at September 30, 2015 to 4,468 branches at September 30, 2016. We also increased our ATM network from 12,964 ATMs at September 30, 2015 to 14,295 ATMs at September 30, 2016.

The total capital adequacy ratio of ICICI Bank on a standalone basis at September 30, 2016, in accordance with the Reserve Bank of India guidelines on Basel III, was 16.14% with a Tier-1 capital adequacy ratio of 12.72%, without including profit for the six months ended September 30, 2016 as compared to total capital adequacy ratio of 16.15% with a Tier-1 capital adequacy ratio of 12.09%, without including profit for the six months ended September 30, 2015.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2015	2016	2016	2016/2015 % change
	(in million, except percentages)
Interest income	Rs. 259,114.3	Rs. 269,696.5	JPY 493,544.6	4.1%
Interest expense	(155,448.6)	(165,578.4)	(303,008.5)	6.5%
Net interest income	Rs. 103,665.7	Rs. 104,118.1	JPY 190,536.1	0.4%

Net interest income increased marginally by 0.4% from Rs. 103.67 billion in the six months ended September 30, 2015 to Rs. 104.12 billion in the six months ended September 30, 2016 reflecting an increase of 12.3% in the average volume of interest-earning assets, offset, in part, by a decrease in net interest margin by 38 basis points.

Net Interest Margin

The net interest margin decreased by 38 basis points from 3.53% in the six months ended September 30, 2015 to 3.15% in the six months ended September 30, 2016 primarily due to a decrease in the yield on interest-earning assets, offset, in part, by a decrease in the cost of funds. The net interest margin was also impacted due to acquisition of non-banking assets in satisfaction of claims, which do not earn any interest income, under debt-asset swap transactions from certain borrowers during the year ended March 31, 2016 and the six months ended September 30, 2016.

Net interest margin of overseas branches decreased from 1.94% in the six months ended September 30, 2015 to 1.65% in the six months ended September 30, 2016.

The yield on average interest-earning assets decreased primarily due to the following factors:

•	The yield on average interest-earning assets decreased by 67 basis points from 8.82% in the six months ended September 30, 2015 to 8.15% in the six months ended September 30, 2016 due to a decrease in yield on average advances, yield on average investments and yield on average other interest-earning assets. The yield on average advances decreased by 74 basis points from 9.68% in the six months ended September 30, 2015 to 8.94% in the six months ended September 30, 2016, the yield on average investments decreased by 38 basis point from 7.77% in the six months ended September 30, 2015 to 7.39% in the six months ended September 30, 2016 and the yield on average other interest-earning assets decreased from 5.43% in the six months ended September 30, 2015 to 4.53% in the six months ended September 30, 2016.

•	The yield on average advances decreased by 74 basis points primarily due to the following reasons:

•	There have been higher additions to non-performing assets and loans where Strategic Debt Restructuring has been invoked/implemented during the year ended March 31, 2016 and the six months ended September 30, 2016. The Bank does not accrue interest income on non-performing assets and loans where Strategic Debt Restructuring has been invoked/implemented.

•	The Bank reduced its Base Rate by 65 basis points in three phases during the year ended March 31, 2016. Further, the incremental lending by the Bank was at lower rates.

Yield on overseas advances decreased marginally from 4.43% in the six months ended September 30, 2015 to 4.40% in the six months ended September 30, 2016.

•	The yield on average interest-earning investments decreased by 38 basis points from 7.77% in the six months ended September 30, 2015 to 7.39% in the six months ended September 30, 2016. Yield on statutory liquidity ratio investments decreased by 33 basis points from 7.90% in the six months ended September 30, 2015 to 7.57% in the six months ended September 30, 2016 primarily due to a reduction in the yield on government securities and reset of interest rates on floating rate bonds at lower levels. Yield on non-statutory liquidity ratio investments decreased by 48 basis points from 7.36% in the six months ended September 30, 2015 to 6.88% in the six months ended September 30, 2016 primarily due to a decrease in yield on corporate bonds and debentures, certificate of deposits, mutual fund and commercial paper due to softening of interest rates, offset, in part by, higher yield on pass through certificates.

•	The yield on other interest-earning assets decreased by 90 basis points from 5.43% in the six months ended September 30, 2015 to 4.53% in the six months ended September 30, 2016 primarily due to an increase in low yielding call money lent, an increase in balance with the Reserve Bank of India and lower interest income on non-trading interest rate swaps.

Interest on income tax refund decreased from Rs. 1.16 billion in the six months ended September 30, 2015 to Rs. 1.12 billion in the six months ended September 30, 2016. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 34 basis points from 5.98% in the six months ended September 30, 2015 to 5.64% in the six months ended September 30, 2016 primarily due to the following factors:

•	The cost of average deposits decreased by 42 basis points from 6.00% in the six months ended September 30, 2015 to 5.58% in the six months ended September 30, 2016 primarily due to a decrease in cost of term deposits. The cost of term deposits decreased by 66 basis points from 8.07% in the six months ended September 30, 2015 to 7.41% in the six months ended September 30, 2016 primarily due to softening of interest rates.

The Reserve Bank of India reduced the repo rate by 50 basis points from 6.75% to 6.25% in two phases during the year ended March 31, 2017.

The Bank reduced retail term deposits rates for select maturities in phases during the year ended March 31, 2016 and the six months ended September 30, 2016.

•	The cost of borrowings decreased by 17 basis points from 5.94% in the six months ended September 30, 2015 to 5.77% in the six months ended September 30, 2016.

The increase in additions to non-performing loans and loans subjected to restructuring or special structuring under applicable regulatory guidelines during fiscal 2016 and the six months ended September 30, 2016 impacted our interest income, yield on advances, net interest income and net interest margin, as we do not accrue interest on non-performing loans. This is expected to continue to adversely impact our net interest margin in fiscal 2017 as well. If we continue to see an increase in our non-performing loans, our net interest margin would be further adversely impacted. Further, focus on increasing the proportion of secured retail loans and higher rated corporate loans, which are lower-yielding, in the portfolio would also result in lower incremental yields on advances and lower net interest margin.

Interest-Earning Assets

The average volume of interest-earning assets increased by 12.3% from Rs. 5,872.97 billion in the six months ended September 30, 2015 to Rs. 6,598.19 billion in the six months ended September 30, 2016. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 473.35 billion and average interest-earning investments by Rs. 197.41 billion.

Average advances increased by 12.0% from Rs. 3,932.92 billion in the six months ended September 30, 2015 to Rs. 4,406.27 billion in the six months ended September 30,

2016 primarily due to an increase in domestic advances.

Average interest-earning investments increased by 14.4% from Rs. 1,369.10 billion in the six months ended September 30, 2015 to Rs. 1,566.51 billion in the six months ended September 30, 2016 primarily due to an increase in statutory liquidity ratio investments by 11.4% from Rs. 1,049.47 billion in the six months ended September 30, 2015 to Rs. 1,168.95 billion in the six months ended September 30, 2016 and an increase in non- statutory liquidity ratio investments by 24.4% from Rs. 319.63 billion in the six months ended September 30, 2015 to Rs. 397.56 billion in the six months ended September 30, 2016. Average interest-earning non-statutory liquidity ratio investments primarily include investments in corporate bonds and debentures, pass through certificates, commercial papers, certificates of deposits and investments in liquid mutual funds to deploy excess liquidity. Average interest-earning non-statutory liquidity ratio investments increased primarily due to an increase in investments in mutual funds and commercial papers.

There was an increase in average other interest-earning assets by 9.5% from Rs. 570.95 billion in the six months ended September 30, 2015 to Rs. 625.41 billion in the six months ended September 30, 2016 primarily due to an increase in call money lent and balance with the Reserve Bank of India, offset, in part, by a decrease in deposits with the Rural Infrastructure and Development Fund and related deposits.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 12.7% from Rs. 5,198.35 billion in the six months ended September 30, 2015 to Rs. 5,856.64 billion in the six months ended September 30, 2016 on account of an increase of Rs. 558.13 billion in average deposits and an increase of Rs. 100.16 billion in average borrowings.

Average deposits increased due to an increase in average term deposits by Rs. 302.19 billion and an increase in average current and savings account deposits by Rs. 255.94 billion in the six months ended September 30, 2016 compared to the six months ended September 30, 2015.

Average borrowings increased by 5.9% from Rs. 1,684.51 billion in the six months ended September 30, 2015 to Rs. 1,784.67 billion in the six months ended September 30, 2016 primarily due to an increase in foreign currency bonds, refinance borrowings and call borrowings, offset, in part, by a decrease in foreign currency term borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
Particulars	2015	2016	2016	2016/2015 % change
	(in million, except percentages)
Fee income(1)	Rs. 43,455.5	Rs. 45,114.7	JPY 82,559.9	3.8%
Income from treasury-related activities(2)	4,291.5	71,787.3	131,370.8	—
Dividend from subsidiaries	6,880.7	6,184.0	11,316.7	(10.1)%
Other income (3)	5,344.7	2,403.4	4,398.2	(55.0)%
Total non-interest income	Rs. 59,972.4	Rs. 125,489.4	JPY 229,645.6	109.2%

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.
(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.
(3)	Includes exchange gain on repatriation of retained earnings from overseas branches.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income. The non-interest income increased by Rs. 65.52 billion from Rs. 59.97 billion in the six months ended September 30, 2015 to Rs. 125.49 billion in the six months ended September 30, 2016 primarily due to an increase in income from treasury-related activities and fee and commission income, offset, in part, by a decrease in dividend income from subsidiaries and other income.

Fee Income

Fee income primarily includes fees from forex and derivative products, fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 3.8% from Rs. 43.45 billion in the six months ended September 30, 2015 to Rs. 45.11 billion in the six months ended September 30, 2016 primarily due to an increase in income from transaction banking fees and third party referral fees, offset, in part, by a decrease in lending linked fees.

Profit/(loss) on Treasury-Related Activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Profit from treasury-related activities increased from Rs. 4.29 billion in the six months ended September 30, 2015 to Rs. 71.79 billion in the six months ended September 30, 2016 primarily due to gain on sale of equity shares of ICICI Prudential Life Insurance Company Limited of Rs. 56.82 billion through listing of its shares in the six months ended September 30, 2016 and an increase in gain on government securities and other fixed income positions from Rs. 5.37 billion in the six months ended September 30, 2015 to Rs. 12.89 billion in the six months ended September 30, 2016.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2016 was Rs. 28.29 billion compared to Rs. 10.98 billion at September 30, 2015.

Dividend from Subsidiaries

Dividend from subsidiaries decreased by 10.1% from Rs. 6.88 billion in the six months ended September 30, 2015 to Rs. 6.18 billion in the six months ended September 30, 2016. Dividend from subsidiaries included dividend from ICICI Prudential Life Insurance Company Limited, ICICI Securities Limited and ICICI Securities Primary Dealership Limited amounting to Rs. 4.07 billion, Rs. 0.80 billion and Rs. 0.48 billion in the six months ended September 30, 2016 respectively (six months ended September 30, 2015: Rs. 4.43 billion, Rs. 0.65 billion and Rs. 0.27 billion respectively).

Other Income

Other income decreased from Rs. 5.34 billion in the six months ended September 30, 2015 to Rs. 2.40 billion in the six months ended September 30, 2016 primarily due to a decrease in exchange gains relating to overseas operations.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2015	2016	2016	2016/2015 % change
(in million, except percentages)
Employee expenses	Rs. 24,798.7	Rs. 28,473.1	JPY 52,105.8	14.8%
Depreciation on own property	3,343.4	3,791.9	6,939.2	13.4
Depreciation (including lease equalization) on leased assets	189.1	—	—	—
Other administrative expenses	33,344.6	38,834.5	71,067.1	16.5
Total non-interest expenses	Rs. 61,675.8	Rs. 71,099.5	JPY 130,112.12	15.3%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 15.3% from Rs. 61.68 billion in the six months ended September 30, 2015 to Rs. 71.10 billion in the six months ended September 30, 2016.

Employee Expenses

Employee expenses increased by 14.8% from Rs. 24.80 billion in the six months ended September 30, 2015 to Rs. 28.47 billion in the six months ended September 30, 2016 primarily due to annual increments and promotions and an increase in average staff strength from 70,575 employees in the six months ended September 30, 2015 to 77,737 employees in the six months ended September 30, 2016. The number of employees increased from 72,829 at September 30, 2015 to 80,475 at September 30, 2016. The employee base includes sales executives, employees on fixed-term contracts and interns.

Depreciation

Depreciation on fixed assets increased by 13.5% from Rs. 3.34 billion in the six months ended September 30, 2015 to Rs. 3.79 billion in the six months ended September 30, 2016 primarily due to addition of fixed assets such as computers, software and servers and higher depreciation due to revaluation of properties undertaken in March 2016.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 16.5% from Rs. 33.34 billion in the six months ended September 30, 2015 to Rs. 38.84 billion in the six months ended September 30, 2016 primarily due to an increase in retail business and an increase in ATM and branch network.

The number of branches increased from 4,054 at September 30, 2015 to 4,468 at September 30, 2016. We also increased our ATM network from 12,964 ATMs at September 30, 2015 to 14,295 ATMs at September 30, 2016.

Provisions for Restructured Loans and Non-performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects in the infrastructure sector and the non-infrastructure sector that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, since fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results, resulting in an increase in the level of additions to non-performing loans, including slippages from the restructured loan portfolio into non-performing status. As a result of the challenges faced by the corporate sector, the Indian banking system including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status during fiscal 2016 and the six months ended September 30, 2016.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At Sep 30,	At Mar 31,	At Sep 30,
	2015	2016	2016	Sep 2016/ Mar 2016 % change
	(in millions, except percentages)
Gross non-performing assets	Rs. 160,058.6	Rs. 267,209.3	Rs. 325,475.0	21.8
Provisions for non-performing assets	(91,775.7)	(134,241.8)	(160,649.8)	19.7
Net non-performing assets	Rs. 68,282.9	Rs. 132,967.5	Rs. 164,825.2	24.0
Gross customer assets	4,766,048.3	5,123,877.8	5,315,235.6	3.7
Net customer assets	4,654,196.8	4,972,290.5	5,140,300.9	3.4
Gross non-performing assets as a percentage of gross customer assets	3.4%	5.2%	6.1%
Net non-performing assets as a percentage of net customer assets	1.5%	2.7%	3.2%

The gross additions to non-performing assets increased from Rs. 38.59 billion during the six months ended September 30, 2015 to Rs. 160.14 billion during the six months ended September 30, 2016 primarily due to higher additions to gross non-performing assets in the corporate and small and medium enterprise portfolios. The gross additions to non-performing assets were Rs. 160.14 billion during six months ended September 30, 2016 and included loan primarily from iron/steel & products sector, services-non finance sector, power sector, mining sector and construction sector. During the six months ended September 30, 2016, restructured standard loans amounting to Rs. 26.15 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms as compared to Rs. 12.15 billion during the six months ended September 30, 2015. Non-performing assets amounting to Rs. 40.93 billion were upgraded/recovered during the six months ended September 30, 2016 as compared to Rs. 12.68 billion during the six months ended September 30, 2015. Non-performing assets amounting to Rs. 60.94 billion were written-off during the six months ended September 30, 2016 as compared to Rs. 18.27 billion during the six months ended September 30, 2015. Our gross non-performing assets increased by 21.8% from Rs. 267.21 billion at March 31, 2016 to Rs. 325.48 billion at September 30, 2016. Our net non-performing assets increased by 24.0% from Rs. 132.97 billion at March 31, 2016 to Rs. 164.83 billion at September 30, 2016. The net non-performing asset ratio increased from 2.7% at March 31, 2016 to 3.2% at September 30, 2016. Further, at September 30, 2016, the Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as non-performing were Rs. 41.76 billion.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 105.54 billion, or 36.7%, from Rs. 288.14 billion at September 30, 2015 to Rs. 393.68 billion at September 30, 2016. The aggregate net non-performing assets and net restructured loans increased by Rs. 41.22 billion, or 22.0%, from Rs. 186.96 billion at September 30, 2015 to Rs. 228.18 billion at September 30, 2016.

During the six months ended September 30, 2016, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 3.82 billion, as compared to Rs. 26.29 billion during the six months ended September 30, 2015. Further, during the six months ended September 30, 2016, restructured standard loans amounting to Rs. 26.15 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms as compared to Rs. 12.15 billion in the six months ended September 30, 2015. Restructured loans amounting to Rs. 2.59 billion were repaid during the six months ended September 30, 2016 as compared to Rs. 5.44 billion during the six months ended September 30, 2015. The gross outstanding standard restructured loans decreased by 46.7% from Rs. 128.08 billion at September 30, 2015 to Rs. 68.21 billion at September 30, 2016 and the net outstanding restructured loans decreased by 46.6% from Rs. 118.68 billion at September 30, 2015 to Rs. 63.35 billion at September 30, 2016. Further, at September 30, 2016, the Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 33.26 billion.

During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. At March 31, 2016, the Bank’s fund based exposure and outstanding non-fund based facilities to these sectors internally rated below investment grade (excluding borrowers classified as non-performing or restructured) and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors amounted to Rs. 440.65 billion. In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposure to these sectors, the Bank had made a collective contingency and related reserve during the three months ended March 31, 2016, amounting to Rs. 36.00 billion towards exposures to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve was over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP. The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities decreased from Rs. 440.65 billion at March 31, 2016 to Rs. 324.90 billion at September 30, 2016. The decrease was on account of classification of loans of Rs. 91.14 billion as non-performing during the six months ended September 30, 2016, a net reduction in exposure of Rs. 20.36 billion and net upgrade of ratings of borrowers of Rs. 4.25 billion. During the six months ended September 30, 2016, there was a drawdown from the collective contingency and related reserve of Rs. 15.45 billion.

In the year ended March 31, 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring, for conversion of debt into equity, which results in majority ownership of the borrower by banks. At September 30, 2016, the Bank had implemented strategic debt restructuring in respect of loans aggregating Rs. 29.03 billion (Rs. 2.17 billion at September 30, 2015), including loans amounting to Rs. 22.34 billion classified as non-performing or restructured. Further, in fiscal 2015, the Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. The outstanding portfolio of loans for which this refinancing scheme had been implemented was Rs. 42.39 billion at September 30, 2016 (Rs. 31.14 billion at September 30, 2015) out of which loans aggregating to Rs. 27.13 billion were classified as standard at September 30, 2016.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2015	2016	2016	2016/2015 % change
	(in million, except percentages)
Provision for investments (including credit substitutes) (net)	Rs. 894.9	Rs. 4,818.7	JPY 8,818.2	—
Provision for non-performing and other assets	14,111.4	75,391.0	137,965.5	—
Provision for standard assets	1,447.6	(968.3)	(1,772.0)	—
Floating provision	—	15,150.0	27,724.5	—
Others	2,521.6	1,580.7	2,892.7	(37.3)%
Total provisions and contingencies	Rs. 18,975.5	Rs. 95,972.1	JPY 175,628.9	—

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, provisions are made as per the Reserve Bank of India regulations or host country regulations, whichever is higher. Provisions on retail non-performing loans are made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirement. Provision on loans and advances restructured/rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, the Bank maintains a general provision on standard loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, the general provision is made at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank makes floating provision as per a Board approved policy, which is in excess of the specific and general provisions made by the Bank. The floating provision would be utilized with the approval of Board and the Reserve Bank of India.

Provisions and contingencies (excluding provisions for tax) increased from Rs. 18.97 billion in the six months ended September 30, 2015 to Rs. 95.97 billion in the six months ended September 30, 2016.

In the six months ended September 30, 2016, the Bank made an additional provision/loss of Rs. 35.88 billion comprising additional provision of Rs. 16.78 billion for standard loans, incremental loss of Rs. 3.95 billion by recognizing the entire loss on sale of non-performing assets to asset reconstruction companies, which is permitted to be amortized as per the Reserve Bank of India guidelines and floating provision of Rs. 15.15 billion. Excluding the additional provision of Rs. 35.88 billion, the provision and contingencies (excluding provisions for tax) increased from Rs. 18.97 billion in the six months ended September 30, 2015 to Rs. 60.09 billion in the six months ended September 30, 2016 primarily due to higher additions to gross non-performing assets in the corporate and small and medium enterprise portfolios and higher provision on investments.

The cumulative general provision for standard assets held at September 30, 2016 was Rs. 25.65 billion (September 30, 2015: Rs. 25.01 billion).

The provision coverage ratio of the Bank at September 30, 2016 computed as per the extant Reserve Bank of India guidelines was 49.6% (September 30, 2015: 57.4%).

Tax Expense

The income tax expense decreased by 59.9% from Rs. 22.92 billion in the six months ended September 30, 2015 to Rs. 9.19 billion in the six months ended September 30, 2016. The effective tax rate decreased from 27.6% in the six months ended September 30, 2015 to 14.7% in the six months ended September 30, 2016 primarily due to long term capital gain on sale of equity shares in ICICI Prudential Life Insurance Company Limited in the six months ended September 30, 2016 which is exempted from tax.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2015	March 31, 2016	September 30, 2016	September 30, 2016	2016/2015 % change
	(in million, except percentages)

Cash and cash equivalents	Rs. 315,452.7	Rs. 598,687.4	Rs. 525,637.8	JPY 961,917.2	66.6%
Investments(1)	1,541,896.2	1,604,118.0	1,743,490.1	3,190,586.9	13.1
Advances	4,096,926.5	4,352,639.4	4,542,555.1	8,312,875.8	10.9
Fixed assets (including leased assets)	47,942.0	75,769.2	76,081.2	139,228.6	58.7
Other assets(2)	568,342.4	575,737.0	631,630.8	1,155,884.4	11.1
Total assets	Rs. 6,570,559.8	Rs. 7,206,951.0	Rs. 7,519,395.0	JPY 13,760,492.9	14.4%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 21.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per the Reserve Bank of India guidelines.

Total assets of the Bank increased by 14.4% from Rs. 6,570.56 billion at September 30, 2015 to Rs. 7,519.40 billion at September 30, 2016, primarily due to an increase in advances, investments and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased by 66.6% from Rs. 315.45 billion at September 30, 2015 to Rs. 525.64 billion at September 30, 2016 primarily due to an increase in money at call and short notice, balances with the Reserve Bank of India and balances with banks outside India. Money at call and short notice increased from Rs. 25.58 billion at September 30, 2015 to Rs. 147.17 billion at September 30, 2016 primarily due to higher inflow of savings deposits.

Investments

Total investments increased by 13.1% from Rs. 1,541.90 billion at September 30, 2015 to Rs. 1,743.49 billion at September 30, 2016 primarily due to an increase in investments in government securities by Rs. 114.38 billion, debentures and bonds by Rs. 28.02 billion, commercial paper by Rs. 26.95 billion, pass through certificates by Rs. 25.56 billion and security receipts by Rs. 24.69 billion.

Advances

Net advances increased by 10.9% from Rs. 4,096.93 billion at September 30, 2015 to Rs. 4,542.56 billion at September 30, 2016 primarily due to an increase in domestic advances, offset, in part, by a decrease in overseas advances. Domestic advances increased by 15.9% from Rs. 3,143.74 billion at September 30, 2015 to Rs. 3,642.77 billion at September 30, 2016. Net retail advances increased by 21.1% from Rs. 1,801.52 billion at September 30, 2015 to Rs. 2,181.66 billion at September 30, 2016. Net advances of overseas branches, in dollar terms, decreased by 5.5% from US$ 14.5 billion at September 30, 2015 to US$ 13.7 billion at September 30, 2016. However, due to rupee depreciation from Rs. 65.59 per US dollar at September 30, 2015 to Rs. 66.62 per US dollar at September 30, 2016, net advances of overseas branches, in rupee terms, decreased by 4.0% from Rs. 953.19 billion at September 30, 2015 to Rs. 914.94 billion at September 30, 2016.

Fixed and other assets

Fixed assets (net block) increased by 58.7% from Rs. 47.94 billion at September 30, 2015 to Rs. 76.08 billion at September 30, 2016 primarily due to creation of revaluation reserve amounting to Rs. 28.17 billion on premises during three months ended March 31, 2016.

Other assets increased by 11.1% from Rs. 568.34 billion at September 30, 2015 to Rs. 631.63 billion at September 30, 2016 primarily due to an increase in trade receivables pending settlement, deferred tax assets and non-banking assets acquired in satisfaction of claims, offset, in part, by a decrease in Rural Infrastructure and Development Fund and related deposits. Rural Infrastructure and Development Fund and related deposits, made in lieu of shortfall in directed lending requirements, decreased by Rs. 28.61 billion from Rs. 292.34 billion at September 30, 2015 to Rs. 263.73 billion at September 30, 2016. The Bank acquired fixed assets amounting to Rs. 30.92 billion in satisfaction of claims under debt-assets swap transactions with certain borrowers.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2015	March 31, 2016	September 30, 2016	September 30, 2016	2016/2015 % change
	(in million, except percentages)
Deposits	Rs. 3,846,179.4	Rs. 4,214,257.1	Rs. 4,490,713.6	JPY 8,218,005.9	16.8%
Borrowings(1)	1,561,091.1	1,748,073.8	1,717,567.1	3,143,147.8	10.0
Other liabilities	297,633.3	347,264.3	360,958.0	660,553.1	21.3
Total liabilities	5,704,903.8	6,309,595.2	6,569,238.7	12,021,706.8	15.2
Equity share capital	11,617.5	11,631.7	11,640.1	21,301.4	0.2
Reserves and surplus	854,038.5	885,724.1	938,516.2	1,717,484.6	9.9
Total liabilities (including capital and reserves)	Rs. 6,570,559.8	Rs. 7,206,951.0	Rs. 7,519,395.0	JPY 13,760,492.9	14.4%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased by 14.4% from Rs. 6,570.56 billion at September 30, 2015 to Rs. 7,519.40 billion at September 30, 2016 primarily due to 16.8% increase in deposits and 10.0% increase in borrowings.

Deposits

Deposits increased by 16.8% from Rs. 3,846.18 billion at September 30, 2015 to Rs. 4,490.71 billion at September 30, 2016. Term deposits increased by 15.5% from Rs. 2,111.29 billion at September 30, 2015 to Rs. 2,438.15 billion at September 30, 2016, while savings account deposits increased by 21.7% from Rs. 1,207.20 billion at September 30, 2015 to Rs. 1,468.99 billion at September 30, 2016 and current account deposits increased by 10.6% from Rs. 527.69 billion at September 30, 2015 to Rs. 583.57 billion at September 30, 2016. Total deposits at September 30, 2016 formed 72.4% of the funding (i.e., deposits and borrowings, other than preference share capital). The current and savings account deposits increased by 18.3% from Rs. 1,734.89 billion at September 30, 2015 to Rs. 2,052.56 billion at September 30, 2016. Deposits of overseas branches decreased by 16.7% from Rs. 116.62 billion at September 30, 2015 to Rs. 97.09 billion at September 30, 2016.

Borrowings

Borrowings increased by 10.0% from Rs. 1,561.09 billion at September 30, 2015 to Rs. 1,717.57 billion at September 30, 2016 primarily due to an increase in bond borrowings (including foreign currency bonds), refinance borrowings and call money borrowings and borrowings with the Reserve Bank of India under liquidity adjustment facility, offset, in part, by a decrease in subordinated bond borrowings. Borrowings of overseas branches, in dollar terms, increased by 4.4% from US$ 13.6 billion at September 30, 2015 to US$ 14.2 billion at September 30, 2016. However, due to rupee depreciation from Rs. 65.59 per US dollar at September 30, 2015 to Rs. 66.62 per US dollar at September 30, 2016, borrowings of overseas branches, in rupee terms, increased by 6.1% from Rs. 893.57 billion at September 30, 2015 to Rs. 947.68 billion at September 30, 2016.

Other liabilities

Other liabilities increased by 21.3% from Rs. 297.63 billion at September 30, 2015 to Rs. 360.96 billion at September 30, 2016 primarily due to creation of collective contingency and related reserve, increase in specific provision on standard assets and an increase in security deposits, offset, in part, by a decrease in mark-to-market amount and payables on forex and derivative transactions.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 865.66 billion at September 30, 2015 to Rs. 950.16 billion at September 30, 2016 primarily due to accretion to reserves out of profit and creation of revaluation reserve on fixed assets.

Statement of Cash Flow

Cash and cash equivalents decreased by 12.2% from Rs. 598.69 billion at March 31, 2016 to Rs. 525.64 billion at September 30, 2016 due to net cash outflow from investing activities and financing activities, offset, in part, by net cash inflow from operating activities. Cash and cash equivalents decreased by 25.4% from Rs. 423.05 billion at March 31, 2015 to Rs. 315.45 billion at September 30, 2015 due to net cash outflow from investing activities and financing activities, offset, in part, by net cash inflow from operating activities.

During the six months ended September 30, 2016, the net cash inflow from operating activities of Rs. 35.94 billion was on account of cash profits for the period, increase in deposits and other liabilities, offset, in part, by increase in advances, investments other than held-to-maturity investments and other assets, higher gains on held to maturity investments and payment of current tax. During the six months ended September 30, 2015, the net cash inflow from operating activities of Rs. 188.02 billion was on account of cash profits for the period, increase in deposits and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances, other assets and payment of current tax.

The net cash outflow from investing activities of Rs. 45.38 billion during the six months ended September 30, 2016 and Rs. 101.55 billion during the six months ended September 30, 2015 was primarily on account of purchase (net of sales) of held-to-maturity securities.

The net cash outflow from financing activities of Rs. 62.23 billion during the six months ended September 30, 2016 and Rs. 193.82 billion during the six months ended September 30, 2015 was on account of a decrease in borrowings and dividend payment.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,468 branches and 14,295 ATMs at September 30, 2016 compared to 4,054 branches and 12,964 ATMs at September 30, 2015. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 45 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 52 processing centers and 35 currency chests at September 30, 2016. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar Financial Centre, Singapore, Sri Lanka, the United States of America, South Africa and China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At September 30, 2016, we owned 705 apartments for our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2016 for fiscal 2016.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2016)

Number of shares authorized to be issued	Number of issued shares	Number of unissued shares
6,375,000,000 equity shares of Rs. 2/- each	5,818,976,105 (1) shares	556,023,895 shares
15,000,000 shares of Rs. 100/- each (2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 266,089 shares of Rs. 10 each forfeited.

(2)	Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force at that time.

(ii)	Issued Shares

(At September 30, 2016)

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Registered shares, with par value of Rs. 2 each	Ordinary shares	5,818,976,105 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable	Preference shares with a face value of Rs. 10,000,000 each
Total	-	5,818,976,455 (1) shares	-	-

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Total	-	5,818,976,455 (1) shares	-	-

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2016)

Date	Number of shares on issue		Share capital (in Rs.)		Remarks
	Number of shares increased/ (decreased)	Number of outstanding shares after increase/ (decrease)[1]	Amount of share capital increased/ (decreased)	Amount after share capital increase/ (decrease)
Total shares outstanding as on April 1, 2016		5,814,768,430		11,629,536,860.00 (JPY 21,282,052,453.80)	-
During fiscal year 2017 (Up to September 30, 2016)	4,207,675	5,818,976,105	8,415,350.00 (JPY 15,400,090.50)	11,637,952,210.00 (JPY 21,297,452,544.30)	-

(1)	Excludes 266,089 shares forfeited.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At September 30, 2016)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel,Mumbai - 400013	1,476.3	25.37%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	628.8	10.81%
Dodge and Cox International Stock Fund	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	367.0	6.31%
Europacific Growth Fund	JPMorgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai - 400064	130.1	2.23%

Government of Singapore	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	68.1	1.17%
Total	-	2,670.3	45.89%

2.	Trends in Stock Prices

Monthly high and low stock prices of shares for each of the last six months ended September 30, 2016

National Stock Exchange of India Limited (NSE)

(in Rs.)

Month	April 2016	May 2016	June 2016	July 2016	August 2016	September 2016
High (yen)	254.05 (464.91)	244.65 (447.71)	257.65 (471.50)	272.00 (497.76)	258.00 (472.14)	278.15 (509.01)
Low (yen)	220.30 (403.15)	214.45 (392.44)	230.95 (422.64)	240.35 (439.84)	239.35 (438.01)	250.35 (458.14)

Bombay Stock Exchange Limited (BSE)

(in Rs.)

Month	April 2016	May 2016	June 2016	July 2016	August 2016	September 2016
High (yen)	254.10 (465.00)	245.20 (448.72)	257.60 (471.41)	272.10 (497.94)	257.70 (471.59)	278.15 (509.01)
Low (yen)	220.15 (402.87)	214.75 (392.99)	231.05 (422.82)	240.40 (439.93)	239.30 (437.92)	251.00 (459.33)

New York Stock Exchange (NYSE)

(ADS)

(in US$)

Month	April 2016	May 2016	June 2016	July 2016	August 2016	September 2016
High (yen)	7.85 (897.96)	7.19 (822.46)	7.80 (892.24)	8.01 (916.26)	7.67 (877.37)	8.37 (957.44)
Low (yen)	6.59 (753.83)	6.38 (729.81)	6.65 (760.69)	7.20 (823.61)	7.17 (820.18)	7.41 (847.63)

3.       Statement of Directors and Officers

The Board at its Meeting held on October 14, 2016 approved the appointment of Mr. Anup Bagchi as a wholetime Director of the Bank designated as Executive Director for a period of five years effective February 1, 2017 or the date of receipt of the Reserve Bank of India approval for his appointment whichever is later.

Mr. Bagchi joined ICICI Limited in 1992. Over the last 24 years, he has worked in key positions in the ICICI Group in the areas of retail banking, corporate and investment banking and treasury. He was appointed as Managing Director & CEO of ICICI Securities in May 2011. Prior to that, Mr. Bagchi was an Executive Director at ICICI Securities. During his tenure at ICICI Securities, he has led the growth and development of the retail and institutional broking, retail financial product distribution, wealth management and corporate finance businesses.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six-month period ended September 30, 2016 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on November 7, 2016, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2016 were audited by B S R & Co. LLP, Chartered Accountants. Since the complete set of the audited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=¥ 1.83, which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 1, 2016.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.       Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2015		Six months ended September 30, 2016
	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	10,366	189,698	10,412	190,540
Non-interest income	5,997	109,745	12,549	229,647
-Fee income	4,345	79,514	4,512	82,570
-Lease and other income[1]	1,223	22,381	857	15,683
-Treasury income	429	7,851	7,180[2]	131,394[2]
Less:
Operating expense	6,167	112,856	7,110	130,113
Operating profit	10,196	186,587	15,851	290,073
Less:
Additional provisions	—	—	3,588	65,660
Other provisions	1,898	34,733	6,010	109,983
Profit before tax	8,298	151,853	6,253	114,430
Less: Tax	2,292	41,944	919	16,818
Profit after tax	6,006	109,910	5,334	97,612

1.	Includes net foreign exchange gains relating to overseas operations of Rs. 206 crore in the six months ended September 30, 2016 (six months ended September 30, 2015: Rs. 537 crore).

2.	Includes gain on sale of shares in ICICI Prudential Life Insurance Company Limited of Rs. 5,682 crore in the six months ended September 30, 2016.

3.	Prior period figures have been re-grouped/re-arranged where necessary.

Summary Balance Sheet (as per unconsolidated Indian GAAP accounts)

	September 30, 2016		March 31, 2016
	Rs. crore	JPY mm	Rs. crore	JPY mm
Capital and Liabilities
Capital	1,164	21,301	1,163	21,283
Employee stock option outstanding	7	128	7	128
Reserve and surplus	93,845	1,717,364	88,566	1,620,758
Deposits	449,071	8,217,999	421,426	7,712,096
Borrowings (includes subordinated debt)[1]	171,757	3,143,153	174,807	3,198,968
Other liabilities	36,096	660,557	34,726	635,486
Total capital and liabilities	751,940	13,760,502	720,695	13,188,719

Assets
Cash and balances with Reserve Bank of India	23,958	438,450	27,106	496,040
Balance with banks and money at call and short notice	28,605	523,472	32,763	599,563
Investments	174,349	3,190,587	160,412	2,935,540
Advances	454,256	8,312,885	435,264	7,965,331
Fixed assets	7,608	139,226	7,577	138,659
Other assets	63,164	1,155,883	57,573	1,053,586
Total Assets	751,940	13,760,502	720,695	13,188,719

1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2016		September 30, 2015		March 31, 2016
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
	(Unaudited)		(Unaudited)		(Audited)
Total income	56,918.67	1,041,611.66	47,593.93	870,968.92	101,395.85	1,855,544.06
Net profit	5,494.80	100,554.84	6,650.90	121,711.47	10,179.96	186,293.27
Earnings per share (EPS)
a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	9.45	17.29	11.46	20.97	17.53	32.08
b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	9.41	17.22	11.36	20.79	17.41	31.86

2.	Other Information

(1)       Legal and Regulatory Proceedings

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of banking business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

ICICI Bank held a total provision of Rs. 311.0 million at September 30, 2016 for 421 cases with claims totaling approximately Rs. 1,253.0 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2016, such claims amounted to a total of Rs. 615.3 million relating to 113 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 248 such cases at September 30, 2016.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2016, there were 64 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 39.27 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including ICICI Bank. The matter is pending.

•	Certain investors of a real estate investment fund registered in Mauritius and managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of US$ 103.6 million. All the respondents to the petition, including the Bank and its subsidiary, have denied and rebutted the allegations and countered the petition, which is pending for hearing.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

Taxation

At September 30, 2016, ICICI Bank’s contingent tax liability was assessed at an aggregate of Rs. 38.40 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, ICICI Bank has not provided for these tax demands for the six months ended September 30, 2016. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by ICICI Bank.

Of the contingent tax liability of Rs. 38.40 billion:

•	Rs. 4.25 billion relates to sales tax/value added tax assessment mainly pertaining to value added tax on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters, where ICICI Bank is relying on favorable opinions from counsel. Of the total demand, Rs. 2.26 billion pertains to value added tax on disposal of repossessed assets where we are relying on a favorable opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

•	Rs 2.74 billion is in respect of service tax matters mainly relating to dispute on account of service tax on interest on liquidity facilities in respect of securitized loan portfolio and collection agency service charges, interest subvention charges, interchange fee and disallowance of input credit availed for service tax on insurance premium paid on deposit. The Bank believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•	Rs 31.41 billion relates to appeals filed by ICICI Bank or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where ICICI Bank is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are:

•	Rs 13.67 billion relates to whether interest expenses can be attributed to earning tax-exempt income. ICICI Bank believes that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and ICICI Bank’s interest free funds are sufficient to cover investments in the underlying tax free securities. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases;

•	Rs 4.79 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 4.58 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Bank has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases;

•	Rs. 2.69 billion relates to taxability of amounts withdrawn from the special reserve. ICICI had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received favorable orders in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed against the favorable orders.

•	Rs. 1.20 billion relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the same have been classified under Held to Maturity category by the Bank. The Bank has relied on favorable appellate decisions in its own case and other similar cases.

Based on judicial precedents in our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs 45.87 billion, pertaining mainly the deduction of bad debts and levy of penalties, in respect of debatable issues where quantum is decided in its favor, which are pending before appellate authorities, as these liabilities are considered remote, since they are covered by Supreme Court (the highest court in India) decisions in other cases and therefore are not required to be disclosed as contingent liabilities.

(2)       Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2016 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial interest

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loan and equity shares were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(5)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share options granted to employees as compensation are measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share options are exercised or expires.

(6)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(7)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(8)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical

Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(9)	Other than temporary impairment

Under U.S. GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(10)	Defined Benefits

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, unrecognized prior year service cost as well as actuarial gains or losses is recognized in equity section of the balance sheet through other comprehensive income, since the end of annual periods beginning on or after 1 April, 2013. Accordingly, similar accounting treatment is also required in Japan; however, the corridor approach is not allowed. Before 1 April, 2014 unrecognized prior service cost and unrecognized actuarial gains and losses were amortized periodically based on a systematic method and charged to income. Also the difference between the PBO and the market value of plan assets was not recorded in the balance sheet, but instead is disclosed in the notes to the financial statements together with unrecognized gains and losses.

(11)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(12)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

(2)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitization to be amortized over the life of the transaction based on the method prescribed in the guidelines.

In accordance with the Reserve Bank of India guidelines, in case of non-performing loans sold to securitization company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. From the three months ended June 30, 2016, the Bank accounts for gain/loss on sale of non-performing assets to securitization company/reconstruction company as per extant Reserve Bank of India guidelines.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(3)	Share-based compensation

The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and accounted over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(4)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(5)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise and depreciation/appreciation, except for securities acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category, if any, being unrealized, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of loan conversion is fully provided for. Depreciation on equity shares acquired and held by the Bank under strategic debt restructuring scheme is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the Reserve Bank of India guidelines. Non-performing investments are identified based on the Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(6)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(7)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as non-performing assets to the extent of amount outstanding in the host country. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans and advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are non-performing assets as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under the Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of the Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of borrowers classified as non-cooperative borrowers, willful defaulters and non-performing assets covered under distressed assets framework of the Reserve Bank of India, the Bank makes accelerated provisions as per extant guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with the Reserve Bank of India directions. The Bank also holds provisions on loans under strategic debt restructuring scheme of the Reserve Bank of India.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provision on exposures to step-down subsidiaries of Indian companies and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. For performing loans in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

The Bank makes floating provision as per a Board approved policy, which is in excess of the specific and general provisions made by the Bank. The floating provision is utilized, with the approval of Board and the Reserve Bank of India, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision has been netted-off from advances.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(8)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact to the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underlying transaction is marked to market.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(9)	Deferred tax

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(10)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which they relate.

Under Japanese accounting principles, dividends are recognized upon approval at the annual general meeting.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2016 filed on	September 30, 2016

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: December 28, 2016	By:	/s/ Ranganath Athreya
Name : Mr. Ranganath Athreya
Title : General Manager – Joint Company Secretary & Head Compliance (Private Banking, Capital Markets & Non – Banking Subsidiaries)